Exhibit 99.1

SINGAPORE (July 05, 2023) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “The Company”) today held its Annual General Meeting of Shareholders.

There were 30,951,106 ordinary shares in issue as at the date of the AGM. In accordance with the constitution of the Company, two members present or represented at the AGM, constitutes a quorum. We confirm that a quorum was present at the AGM.

Shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated June 20, 2023. All resolutions were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

Resolution number and details Routine Business		For (1) Number of shares %	Against(1) Number of shares %	Abstentions(1) Number of shares %	Shares Voted %(2)
1.	To receive and adopt the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended February 28, 2023.	24,398,294 99.95	5,905 0.02	7,517 0.03	78.87
2.1	To re-appoint Mr IJ Calisto, who retires pursuant to Regulation 89 of the Constitution of the Company, as a Director of the Company.	24,317,319 99.61	86,985 0.36	7,412 0.03	78.87
2.2	To re-appoint Ms HS Goy, who retires pursuant to Regulation 89 of the Constitution of the Company, as a Director of the Company.	24,365,357 99.81	38,930 0.16	7,429 0.03	78.87
3.	To approve the remuneration of Non-executive Directors of the Company from time to time during the year ending February 29, 2024 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) Chairman’s/Lead Independent Directors’ fee of SGD62,500; (ii) Director’s fee of SGD42,000; (iii) Audit Committee Chairman’s fee of SGD31,000; (iv) Compensation Committee Chairman’s fee of SGD17,000; (v) Audit Committee member’s fee of SGD20,500; and (vi) Compensation Committee member’s fee of SGD11,500.	24,289,027 99.49	113,850 0.47	8,839 0.04	78.87
4.	To appoint Ernst & Young LLP as the auditors of the Company for the financial year ending February 29, 2024 and to empower the Directors to fix the auditors’ remuneration in their absolute discretion.	24,402,009 99.96	851 0.00	8,856 0.04	78.87

Special business
5.	To authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company.	23,765,880 97.35	638,751 2.62	7,085 0.03	78.87
6.	To authorize the Directors to issue and allot shares.	23,706,602 97.11	697,209 2.86	7,905 0.03	78.87

For more information, visit www.karooooo.com.

Investor Relations Contact: IR@karooooo.com.